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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. ____)/*/


                       California Culinary Academy, Inc.
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                               (Name of Issuer)

                          Common Stock, No Par Value
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                        (Title of Class of Securities)

                                   129905105
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                                (CUSIP Number)

                                John M. Larson
                         Career Education Corporation
                       2800 West Higgins Road, Suite 790
                        Hoffman Estates, Illinois 60195
                                 847-731-3600

                                with a copy to:

                            David J. Kaufman, Esq.
                              Katten Muchin Zavis
                      525 West Monroe Street, Suite 1600
                            Chicago, Illinois 60661
                                 312-902-5200
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               December 6, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or
     240.13d-1(g), check the following box.       [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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CUSIP NO. 129905105
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  1.  Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Career Education Corporation 39-3932190

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  2.  Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b) [X]
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  3.  SEC Use Only
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  4.  Source of Funds (See Instructions) BK
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  5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e) [ ]
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  6.  Citizenship or Place of Organization   Delaware
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Number of
Shares Bene-   7.  Sole Voting Power         0
             -----------------------------------------------------------------
ficially by
Owned by       8.  Shared Voted Power        1,527,410
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Each           9.  Sole Dispositive Power    1,527,410
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Reporting
Person With    10. Shared Dispositive Power  0
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 11.  Aggregate Amount Beneficially Owned by Each Reporting Person  1,527,410
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 12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [ ]
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 13.  Percent of Class Represented by Amount in Row (11)   40%
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 14.  Type of Reporting Person (See Instructions)

      CO

                                       2
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     This Schedule 13D is filed by Career Education Corporation ("CECO") with respect to the common stock, no par value per share (the "Common Stock") of California Culinary Academy, Inc., a California corporation (the "Company").

Item 1:   Security and Issuer
          -------------------

     Class of equity securities: Common Stock, no par value.

     The Company's principal place of business:

          California Culinary Academy, Inc.
          625 Polk Street
          San Francisco, California 94102

Item 2:   Identity and Background
          -----------------------

     (a) - (c), (f) CECO is a Delaware corporation whose principal business is providing private, for-profit postsecondary education in North America. Its principal executive offices are located at 2800 West Higgins Road, Suite 790, Hoffman Estates, Illinois 60195.

     (d) - (e) During the last five years, neither CECO nor, to the best of its knowledge, any of the persons listed in Appendix I (named officers and directors of CECO) has been convicted in a criminal proceeding. During the last five years, neither CECO nor, to the best of its knowledge, any of the persons listed in Appendix I has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and CECO is not currently subject to any such judgment, decree or final order. To the best knowledge of CECO, each of the persons listed in Appendix I is a citizen of the United States of America.

Item 3:   Source and Amount of Funds or Consideration
          -------------------------------------------

     No monetary consideration was paid by CECO to the Company or the Shareholders (as defined below) for the Option Agreements (as defined below).

     CECO plans to pay the cash consideration necessary in the Merger pursuant to cash availability under that certain Amended and Restated Credit Agreement, dated as of October 26, 1998 (as amended and in effect on the date hereof and attached hereto, with such amendments, as Exhibit 1(a) - (c)) by and among CECO, the Co-Borrowers named therein, LaSalle National Bank, as administrative agent and The Bank of Nova Scotia, as foreign currency agent (the "Credit Agreement").

Item 4:   Purpose of Transaction
          ----------------------

     (a)-(b) Pursuant to an Agreement and Plan of Merger dated December 6, 1999, (the "Merger Agreement"), among CECO, CCA Acquisition, LLC, a Delaware limited liability Company and an indirect wholly-owned subsidiary of CECO ("Merger Sub") and the Company, and subject to the conditions set forth therein (including regulatory and Company Shareholders approvals), Merger Sub will merge with and into the Company and the Company will become an indirect wholly-owned subsidiary of CECO (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a limited liability company and all of the business, assets, liabilities and obligations of Merger

                                       3
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Sub will be merged into the Company, with the Company remaining as the surviving corporation. As a result of the Merger, each outstanding share of the Company Capital Stock, other than shares owned by Merger Sub, CECO or any directly or indirectly wholly owned subsidiary of CECO, or shareholders dissenting from the Merger, will be converted into the right to receive $5.25 in cash, without interest (the "Merger Consideration"). At the Effective Time, each outstanding option to purchase Company Capital Stock that is not then vested and exercisable shall become vested and exercisable. Immediately prior to the Closing, the Company shall exchange each Existing Option for, and the holder of each such Existing Option will be entitled to receive, immediately prior to the Closing upon surrender of such existing option for cancellation, cash equal to the product of (i) the positive difference, if any, between the Merger Consideration less the exercise price of each such existing option, and (ii) the number of shares of Company Capital Stock covered by such existing option.

     The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 2 (a) to this
Schedule 13D and incorporated herein by reference.

     As a condition to CECO's negotiating and entering into the Merger Agreement, CECO required each shareholder to sign the Option Agreement (the "Shareholders"), dated as of December 6, 1999 (collectively, the "Option Agreements"). The Shareholders, have, by executing the Option Agreements, irrevocably appointed CECO as his, her or its lawful attorney and proxy with respect to the shares of the Company, owned by such Shareholders and listed on a schedule to the Option Agreements, on certain limited matters as described below. Such proxies, collectively, give CECO the limited right to vote each of the 1,527,410 shares of the Company Capital Stock beneficially and collectively owned by the Shareholders in favor of approval of the Merger and the Merger Agreement and against (a) any Acquisition Proposal (as defined in the Merger Agreement) or (b) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Option Agreements and the Merger Agreement. The Shareholders may vote these shares on all other matters. The Option Agreements terminate if the Merger Agreement is terminated in accordance with its terms.

     The foregoing summary of the Option Agreements is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 (b) to this Schedule 13D and incorporated herein by reference.

     (c)  Not applicable

     (d) The Manager of Merger Sub, CECO, shall be the director of the Surviving Corporation, until its respective successor or successors are duly elected or appointed and qualified. The officers of Merger Sub shall be the officers of the Surviving Corporation, until their repective successors are duly elected or appointed and qualified.

     (e)  Other than as a result of the Merger described above, not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

     (h)-(i) If the Merger is consummated as planned, the Company Capital Stock will be deregistered under the Act and delisted from The Nasdaq National Market.

     (j) Other than described above, CECO currently has no plan or proposals which relate to, or

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may result in, any of the matters listed in 4(a) - (i) of Schedule 13D (although
CECO reserves the rights to develop such plans).

Item 5:   Interest in Securities of the Issuer
          ------------------------------------

     (a)-(b) As of December 6, 1999, as a result of the Option Agreements, CECO may be deemed to be the beneficial owner of 1,527,410 shares of the Company Capital Stock. The aggregate number of shares for which CECO may be deemed to be the beneficial owner as a result of the Option Agreements represents approximately 40% of the issued and outstanding shares of Company Capital Stock. CECO has shared voting power of all 1,527,410 shares subject to the Option Agreements for the limited purposes described above. CECO has the sole dispositive power of all 1,527,410 of the shares subject to the Option Agreements.

     (c)  None.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6:   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ----------------------------

     Other than the Merger Agreement, the Option Agreements or described above, to the best knowledge of CECO, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:   Material to be Filed as Exhibits
          --------------------------------

     The following are filed herewith as exhibits to this Schedule 13D:

     1 (a) Amended and Restated Credit Agreement, dated as of October 26, 1998, by and among CECO, as borrower, the Co-Borrowers named therein, LaSalle National Bank, as administrative agent and The Bank of Nova Scotia, as foreign currency agent (the "Credit Agreement"). (Incorporated herein by reference to CECO's Registration Statement on Form S-1, Registration No. 333-70747, effective as of March 17,
            1999).

     1 (b) Amendment No. 1 and Consent to the Credit Agreement dated as of February 24, 1999. (Incorporated herein by reference to CECO's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

     1 (c) Amendment No. 2 and Consent to the Credit Agreement dated as of March 31, 1999. (Incorporated herein by reference to CECO's Quarterly Report on Form 10-Q for the period ended March 31, 1999).

     2 (a) Merger Agreement dated December 6, 1999, by and among CECO, Merger Sub and the Company.

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     2 (b)  Option Agreements dated December 6 between CECO and Theodore G.
            Crocker, William G. De Mar and Thomas C. Green.

     2 (c) Press Release by the Company and CECO announcing definitive Merger Agreement.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 15, 1999
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Date

/s/ John M. Larson
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Signature

John M. Larson   President/Chief Executive Officer
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Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                       7
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                                  Appendix I
                                  ----------

       Directors and Executive Officers of Career Education Corporation

Name                     Title; Principal Occupation or Employment
----                     -----------------------------------------

John M. Larson           President, CEO, and Director

Patrick K. Pesch         Senior Vice President, CFO, Secretary and Treasurer

Nick Fluge               Senior Vice President

Jacob P. Gruver          Senior Vice President

Robert E. Dowdell        Director

Thomas B. Lally          Director

Wallace O. Laub          Director

Keith K. Ogata           Director